SK Corporation
99, Seorin-dong, Jongro-gu,
Seoul 110-110, Korea
TEL:82-2-2121-5114
FAX:82-2-2121-7001


02002705

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

November 6, 2001

SUPPL


RECEIVED
JAN 24 2002

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

U.S. POST OFFICE
DELAYED

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Documents that have been made public, filed or distributed in Korea
- Press release

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Yours Sincerely,

Hyun Chun Jung
Senior Manager
Investor Relations Team

Attachment

2/14

양식 8011

File No.
82-3901

Instruments for 12g3-2(b) Exemption


JAN 24 2002

November 5, 2001

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from September 1 to October 31, 2001

Report to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture	Date
213th non-guaranteed Debenture of the amount of 150 Billion Won Issuance Date : Sep. 27, 2001 Maturity Date : Sep. 27, 2006 Interest Rate : 5 %	Sep. 27, 2001
214th non-guaranteed Debenture of the amount of 250 Billion Won Issuance Date : Oct. 30, 2001 Maturity Date : Oct. 30, 2004 Interest Rate : 6 %	Oct. 30, 2001

File No.
82-3901

Report to KSE

Public Disclosure regarding the article of Establishment of JV among SK, Daelim and etc.	Sep.10, 2001
Leasing Real Estate to "Largest Shareholders etc."	Sep. 11, 2001
Equity Investment in Other Company	Sep. 15, 2001
Resolution on Merger of Affiliated Company	Sep. 20, 2001
(Revised) Sales of Financial Securities to Other Company	Sep. 28, 2001
Leasing Real Estate from "Largest Shareholders etc."	Oct. 12, 2001
Leasing Real Estate from "Largest Shareholders etc."	Oct. 26, 2001
(Revised) Leasing Real Estate from "Largest Shareholders etc."	Oct. 31, 2001
(Revised) Leasing Real Estate from "Largest Shareholders etc."	Oct. 31, 2001

General Press Release

News compilation of which the abstracts are translated into English	Sep. 1 ~ Oct. 30, 2001

File No.
82-3901

Report to FSC

1. Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

213th Issuance of Non-guaranteed Debenture in the Amount of 150 Billion Won

1. Issuer: SK Corporation
2. Lead Manager: Samsung Securities Co., Ltd.
3. Details of Subscription
    a. Commencement date of subscription: Sep. 27, 2001
    b. Closing date of subscription: Sep. 27, 2001
    c. Amount subscribed: 150,000,000,000 Won

4. Public Notice:
    a. Press publication:
        - The Maeil Business News: Sep. 26, 2001
    b. Public notice of the securities registration statement;
        - Financial Supervisory Commission: 27, Yoido-dong, Youngdeungpo-gu, Seoul
    c. Public notice of the prospectus
        - Financial Supervisory Commission: 27, Yoido-dong, Youngdeungpo-gu, Seoul
        - Korea Stock Exchange: 33, Yoido-dong, Youngdeungpo-gu, Seoul
        - Samsung Securities Co. Ltd.: 6, Ulchiro 2 ga, Joong-gu, Seoul
        - Regent Securities Co. Ltd. : 23-5, Yoido-dong, Yongdeungpo-gu, Seoul
        - SK Corporation: 99, Seolin-dong, Jongro-gu, Seoul

5. Date of the Listing and Delivery of Debentures
    a. Scheduled date of Listing : Sep. 27, 2001
    b. Scheduled date of delivery : Replacing delivery as a lump registration issuance
6. Amount of proceeds
    a. Total Net Proceeds : 141,195,000,000 Won
    b. Commission & other out-of-pocket expenses : 579,575,500 Won

7. Use of proceeds : Operation Fund

Sep. 27, 2001

Seung-ryol Yu
President and CEO
SK Corporation

214th Issuance of Non-guaranteed Debenture in the Amount of 250 Billion Won

1. Issuer: SK Corporation
2. Lead Manager: Samsung Securities Co., Ltd.
3. Details of Subscription
   a. Commencement date of subscription: Oct. 30, 2001
   b. Closing date of subscription: Oct. 30, 2001
   c. Amount subscribed: 250,000,000,000 Won

4. Public Notice:
   a. Press publication:
      - The Korea Economic Daily: Oct. 29, 2001
   b. Public notice of the securities registration statement;
      - Financial Supervisory Commission: 27, Yoido-dong, Youngdeungpo-gu, Seoul
   c. Public notice of the prospectus
      - Financial Supervisory Commission: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - Korea Stock Exchange: 33, Yoido-dong, Youngdeungpo-gu, Seoul
      - Samsung Securities Co. Ltd.: 6, Ulchiro 2 ga, Joong-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3 Yoido-dong, Yongdeungpo-gu, Seoul
      - Hana Securities Co., Ltd.: 23-3 Yoido-dong, Yongdeungpo-gu, Seoul
      - SK Corporation: 99, Seolin-dong, Jongro-gu, Seoul

5. Date of the Listing and Delivery of Debentures
   a. Scheduled date of Listing : Oct. 30, 2001
   b. Scheduled date of delivery : Replacing delivery as a lump registration issuance
6. Amount of proceeds
   a. Total Net Proceeds : 247,150,000,000 Won
   b. Commission & other out-of-pocket expenses : 724,835,000 Won

7. Use of proceeds : Refinancing

Oct. 30, 2001
Seung-ryol Yu
President and CEO
SK Corporation

File No.
82-3901

Report to KSE

2. Public Notices to the Korea Stock Exchange

【01】

Public Disclosure regarding the article of Establishment of JV among SK, Daelim and etc. (Sep. 10, 2001)

SK Corporation has been reviewing and seeking possibilities of establishing JV(Joint Venture) with Daelim and other companies. No specific results has been finalized and further public notice regarding this issue will be announce until December 31,2001.

(Person responsible for disclosure, Kim Chang Geun
Executive Vice Presedent , CFO)
This disclosure has been made upon the request of the Korea
Stock Exchange (9: 15 A.M. Sep. 10, 2001)

【02】

Leasing Real Estate to "Largest Shareholders etc." (Sep. 11, 2001)

1. Name of the Company : SK Global
   - Relation : Affiliate Company

2. Details
   - Date : September 10th, 2001.
   - Material : 25 Service Stations
   - Location : 6 Ave. Jung-gu Seoul and 24 other locations
   - Details of the transaction
     - Period : Sep. 10th, 2001 ~ Sep. 9th. 2003
     - Security money: -
     - Rent : 257,160,000

3. Purpose of Transaction : Leasing Service Stations

4. Date of Resolution : September 10th, 2001
   - External Director : 4 Attended, 1 non-attended
   - Auditor : Attended

5. Applicable to Fair Trade Law : Yes

6. Others :

   - Rent in item 2 is monthly fee.

   - The Auditor in item 4 is a member of the Audit Committee.

【03】

Equity Investment in Other Company (Sep. 15, 2001)

1. Details of the Company
   a) Name : Daegu Electric Power Company
   b) Representative : Chang-Soo Ha
   c) Relationship : Affiliate Company
   d) Capital Stock (KRW) : 2,000,000,000
   e) Shares Issued : 400,000
   f) Core Business : Electronic Power
   g) Location : 99, Seolin-dong, Jongro-gu, Seoul

2. Details of Investment
   a) Amount (KRW) : 520,000,000
   b) Number of Shares Invested : 104,000 shares
   c) Number of Shares after Investment : 244,000 shares
      – Holding Percentage after Investment(%) : 61%
   d) Date of Investment : September 14th, 2001

3. Purpose : To strengthen Electronic Power Business

4. Accumulated Invested Amount (KRW) : 23,103,487,400

5. Date of Resolution: Sep. 14th, 2001

6. Other
   - OTC Acquisition by Ssangyong Engineering & Construction Co., Ltd.
   - Date of Resolution in item 5 is contract date.

【04】

Resolution on Merger of Affiliate Company (Sep 20, 2001)

1. Detail of the affiliate company
   - Name of the Company : SK Evertec Co., Ltd.
   - Representative: Soo-Pil Kim
   - Capital: 85,000,000,000 KRW
   - Issued Shares: 17,000,000
   - Main Business: Petrochemical Business

2. Details of Investment
   - Investment Amount: 85,000,000,000 KRW
   - Investment Shares: 17,000,000
   - Investment Ratio: 100%

3. Details of Merger

   a) The Reasons and the Purpose of Merger: To improve future profit structure and management efficiency through diversification of business

   b) Method of Merger: SK Evertec Co., Ltd. is merged into SKC Co., Ltd. through absorption.

   c) Requirements of Merger
   - Merge Ratio: SKC: SK Evertec=1:0.97
   - Calculating Method: Asset Value of SKC: 14,938 KRW
Intrinsic Value of SK Evertec: 14,543 KRW

   d) Capital and Shares after merger
   - Capital : 161,450,000,000 KRW
   - Shares: 32,290,000

   e) Schedule of Merger
   - Date of Contract for merger: September 19th, 2001
   - Date of shareholders meeting for the approval of merger: October 29th, 2001
   - Expected Date of merger registration: December 3rd, 2001

   f) Date of BOD Resolution: September 19th, 2001
   - External Director : -
   - Auditor : Attended

4. Others: Above contents may be changed in the course of approval by authorities concerned.

[Details of Merger]

- Company Name: SKC Co., Ltd.
- Representative: Dong-il Choi
- Capital : 79,000,000,000
- Issued Shares: 15,800,000
- Main Business: Manufacturer of polyester films and etc.

[05]

(Revised) Sales of Financial Securities to Other Company (Sep. 28, 2001)



1. Revised Public Disclosure : Sales of Financial Securities to Other Company
2. Date of Previous Public Disclosure : June 29th, 2001
3. Reason for Revision : Extension of contract period
4. Revised Details
   - Article : 8. Other 4)
   - Before : The amount could be received earlier if the strategic alliance is completed before the receiving date(Sep. 30, 2001) with the difference amount added but the deal itself will be cancelled if the strategic alliance fails.
   - After : The amount could be received earlier if the strategic alliance is completed before the receiving date(Dec. 31, 2001) with the difference amount added but the deal itself will be cancelled if the strategic alliance fails.

【06】

Leasing Real Estate from "Largest Shareholders etc." (Oct. 12, 2001)

1. Name of the Company : SK Telecom
   – Relation : Affiliate Company

2. Details
   – Date : Oct 11th, 2001
   – Material : Basement and 4,5,6th floor in SK Namsan Building
   – Location : 267 Namdaemoon-ro 5ga Jung-gu, Seoul
   – Details of the transaction
     - Period : Oct. 1st, 2001 ~ Sep. 30th. 2003
     - Security deposit: 9,884,678,100
     - Rental fee: -

3. Purpose of Transaction : Leasing Office

4. Date of Resolution : October 11th, 2001

5. Applicable to Fair Trade Law : No

6. Others :

   - Date of Resolution in item 4 is Contract Date.

【07】

Leasing Real Estate from "Largest Shareholders etc." (Oct. 26, 2001)

1. Name of the Company : SK Engineering and Construction Co., Ltd.
   – Relation : Affiliate Company

2. Details
   – Date : Nov. 1st, 2001
   – Material : Parking Lot 2,640m² on Sejong St.
   – Location : 80-1 Sejongro dong Jongro-Gu, Seoul
   – Details of the transaction
     - Period : Nov. 1st, 2001 ~ Oct. 31st. 2003
     - Security deposit: -
     - Rental fee: 22,000,000

3. Purpose of Transaction : Parking Lot

4. Date of Resolution : October 25th, 2001

5. Applicable to Fair Trade Law : No

6. Others :

   - Date of Resolution in item 4 is Contract Date.

【08】

(Revised) Leasing Real Estate from "Largest Shareholders etc." (Oct. 31, 2001)

1. Revised Public Disclosure : Leasing Real Estate from "Largest Shareholders etc."

2, Date of Previous Public Disclosure : July 16th, 2001

3. Reason for Revision : Revised the contract regarding to Rental fee and etc.

4. Revised Details

Item	Before	After
2. Objective	Land 1,406 ㎡, Bldg. 45 ㎡	Land 1,055 ㎡, Bldg. 63.6 ㎡
Rental fee	KRW 1,860,000	KRW 1,442,000

【09】

(Revised) Leasing Real Estate from "Largest Shareholders etc." (Oct. 31, 2001)

1. Revised Public Disclosure : Leasing Real Estate from "Largest Shareholders etc."

2, Date of Previous Public Disclosure : July 16th, 2001

3.Reason for Revision : Revised the contract regarding to Rental fee and etc.

4.Revised Details

Item	Before	After
2. Objective	Land 500 ㎡, Bldg. 30 ㎡	Land 500 ㎡, Bldg. 23.5 ㎡
Rental fee	KRW 780,000	KRW 762,000

File No.
82-3901

3. Press Release

【01】

SK Corp. Develops Korea's First Multimedia Web Browser
(Released on Sep. 10, 2001)

SK Corp., in collaborations with Internet Vitgul (www.vitgoul.co.kr), recently developed Korea's first multimedia Web browser (V-TV 4.0) that provides Internet broadcasting and various content channels.

Internet Vitgul's V-TV software, which can transmit many Internet broadcasting sites at once, is very popular among its users. This newly developed product connects to the contents of OK Cashbag.com (SK Corp.'s comprehensive shopping site that gives customers the opportunity to earn bonus points), which accelerate the access to the site.

"Similar to the methodology that Microsoft used to promote its MSN browser on the Internet with the development of MS XP, the V-TV 4.0 will be used to promote OK Cashbag to our members," said Joon Kim, general manager of the Internet Business Department.

The V-TV browser is offered free to OK Cashbag.com and V-TV software members. In addition, those who download the browser for first-time can become members of OK Cashbag.

【02】

SK Corp. leading the energy and chemical sectors
(Released on Sep. 21, 2001)

The energy and chemical sectors are crucial components of the Korean economy as energy, specifically oil, accounts for a chunk of imports and chemical products are one of the key Korean export items.

Despite the stagnant oil demand in the domestic market, roller-coasting international oil prices, and more acute competition in the petroleum field – SK Corp. managed to hold a 35 percent market share and sell 295 millions barrels of oil including exports last year.

SK Corp.'s secret to overcoming such difficulties was stable operation of massive facilities, restructuring in every possible place, practicing cost reduction and networking advancement and investing in exploration and production parts of energy business.

Since 1983, SK Corp. has participated in a total of 51 concessions for oil exploration and production in 23 countries and now is involved in 26 concessions in 12 countries. In the Marib Concession of Yemen, where SK Corp. holds a 15.925 percent share and began the company's first commercial production in 1987, daily production averaged 124,000 barrels of crude oil in 2000.

SK is prospering in other energy sectors as well. In gas, SK Corp. was the first to introduce natural gas into Korea, a clean and convenient energy source (early 1960s). Since then the company has added LPG production, storage and supply facilities. Together with its LPT-specialized subsidiary SK Gas, SK Corp. dominates the domestic LPG market with a 40.4 percent share, supplying 2.5 million tons annually.

In the chemical business, since building the sector's first naphtha-cracking plant with an annual capacity of 100,000 tons, which helped lay the matrix for Korea's petrochemical industry, in 1972, SK Corp. has undertaken facility investment with a far-sighted view.

The constant R&D, productivity improvement through the sharpening of its technological edge, cost reduction and market diversification in many global regions has placed SK Corp. at an all-time high position in the domestic petrochemical sector.

According to the company, the chemical business in 2001 will be steadily expanding markets in Korea and overseas backed by the competitive power of world-best quality and cost effectiveness. The company will strictly follow CS and KM to offer top-quality products and technological support to downstream industries and end users. E-business

marketing and restructuring will be activated in the course of seeking growth with customers and partners.

To this end, the company has earmarked 630 billion won ($478 million) for investment in 2001. It will invest 180 billion won in facility upgrades, 110 billion won in marketing, 130 billion won in oil exploration and 100 billion won in new projects. The investment will focus on the energy, chemical, bioscience and Internet sectors.

【03】

SK Corp. Launched New Lubricant Product – ZIC XQ (Released on Oct. 10, 2001)

SK Corp. launched New Lubricant Product named ZIC XQ on October 10, 2001. This Product is specialized for medium to large sized vehicles over 2000cc with high quality. ZIC products are made from Yubase, a very-high-viscosity-index (VHVI) base oil produced by SK Corporation. ZIC XQ functions to protect the engine trough eliminating the residuum.

【04】

SK Corp. aligned with Hyosung Group
(Released on Oct. 10, 2001)

Netruck Business of SK Corp., which is informediary service between consignor and carrier, announced to align with Hyosung Group to share the carriage information jointly. Hyosung Group will expect to reduce the costs such as human resource expenditure, inventory cost, logistic cost and etc using Netruck System.

This is the great opportunity for SK Corp. to secure big consignor having 2.7 billion worth carriage per year and to extend the chances to provide the frights to 7,000 Netruck members.

SK Corp, has plan to extend more big consignors such as Samsung, Daelim and etc. to bring more benefits for members.

【05】

SK Corp. jumps into organic EL sector (Released on Oct. 15, 2001)

SK Corp. is stepping up efforts to participate in the organic EL (electroluminescence) display panel business where Samsung Electronics and LG Electronics are vying for leadership.

Organic EL displays letters and images by using organic luminescence that voluntarily emit light when voltage is loaded. This display has a wider angle of view and faster response time than TFT-LCD, and can be made slimmer and lighter.

As such the new flat-panel device is hailed as the next-generation of high-tech display, with competition for new technology accelerating among major global display manufacturers.

According to industry sources, SK Group has named organic EL as a major growth business to foster, and drawn up an investment plan involving SK Corp., SKC and SK Chemical.

SK Corp. has been studying high-polymer substances and plans to invest $10 million in eMAGIN, an U.S. display firm.

SK Group plan to start with low-cost passive matrix (PM) products, gradually moving up to more advanced and high-cost active matrix (AM) panels.
The PM driving method runs by unit line, while the AM driving method allows unlimited screen sizes by deploying thin film transistors (TFTs) for switching on each pixel of the display area.

【06】

Another Discovery with second wildcat well in Block 15-1, Offshore Vietnam (Released on Oct. 23, 2001)

SK Corp. had announced that a very profitable oils mine in Vietnam together with the Korea National Oil Corp. (KNOC) on August 2001. The project was a part of an international oil exploration led by U.S.-based Conoco and the Vietnamese National Oil Company.

Following the first discovery made from the first wildcat well in Su Tu Den(Announced on August, 2001), there is a new oil discovery on Su Tu Vang structure which is located in Block 15-1, offshore Vietnam, and lies approximately 145 Km east of Vung Tau in 52 meters of water.